UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549


SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. ________)*

General Employment Enterprises, Inc.
(Name of Issuer)


Common stock, no par value per share
(Title of Class of Securities)


36-9730106
(CUSIP Number)


Robert B. Chapman, Esq.
FagelHaber LLC
55 East Monroe Street, 40th Floor
Chicago, IL  60603
(312) 346-7500
__________________________________________________
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)


_______________________June 24, 2003_________________________
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check
the following box. [   ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


CUSIP No. 36-9730106

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons
	(entities only).

	Mark L. Imhoff

2.	Check the Appropriate Box if a Member of a Group (See Instructions)

	(a)
	(b)	X
3.	SEC Use Only .................................................

4.	Source of Funds (See Instructions) 		N/A


5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items
	2(d) or 2(e) .................


6.	Citizenship or Place of Organization   	United States

7.	Sole Voting Power   			445,864

8.	Shared Voting Power			  6,700

9.	Sole Dispositive Power  		445,164

10.	Shared Dispositive Power		  6,700

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 	451,864

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See
	Instructions) ...........

13.	Percent of Class Represented by Amount in Row (11)   8.82%

14.	Type of Reporting Person (See Instructions) 	IN

Item 1.	Security and Issuer

This statement relates to the beneficial ownership of shares of common stock, no par value per share (the "Common Stock"), of General Employment Enterprises, Inc., an Illinois corporation ("Issuer"). The address of the principal executive offices of the Issuer is One Tower Lane, Suite 2100, Oakbrook Terrace, Illinois 60181.

Item 2.	Identity and Background

(a)	Mark L. Imhoff

(b) 	23732 Red Eagle, San Antonio, Texas  78258

(c) 	Vice President, Outdoor Accounting Systems, Clear Channel Worldwide,
        20880 Stone Oak Parkway, San Antonio, Texas  78258

(d)	Mr. Imhoff has not, during the last five years, been convicted in a
	criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)	Mr. Imhoff has not, during the last five years, been a party to a civil
	proceeding of a judicial or administrative body of competent jurisdiction.

(f)	United States of America

Item 3.	Source and Amount of Funds or Other Consideration

On June 24, 2003, Mr. Imhoff acquired 418,249 shares of the Issuer as a distribution from the estate of his father, Herbert F. Imhoff. No funds were used in this acquisition. At various times prior to the distribution from the estate, Mr. Mark Imhoff had acquired 33,615 shares at various prices. Of the 33,615 shares 19,700 are held by Mr. Mark Imhoff's minor children and 6,700 are held by Mr. Imhoff's wife.

Item 4. Purpose of Transaction

Mr. Mark Imhoff currently has no plans or proposals which relate to or would result in: (a) the acquisition by any person of additional securities of the issuer, or the disposition of securities of the issuer; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the issuer or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the issuer or any of its subsidiaries; (d) any change in the present board of directors or management of the issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (e) any material change in the present capitalization or dividend policy of the issuer; (f) any other material change in the issuer's business or corporate structure including but not limited to, if the issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by section 13 of the Investment Company Act of 1940; (g) changes in the issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the issuer by any person; (h) causing a class of securities of the issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;
(i) a class of equity securities of the issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or
(j) any action similar to any of those enumerated above.

Item 5. Interest in Securities of the Issuer

(a)-(b) 451,864 (8.82%) beneficially held as follows:

	425,464 individually, sole voting and dispositive power
	 19,700 held by minor children of Mr. Imhoff, sole voting and dispositive power
	  6,700 held by Mr. Imhoff's wife, shared voting and dispositive power

(c)	On June 24, 2003, Mr. Imhoff acquired sole voting and investment power
	of 418,249 shares as a result of distribution from the estate of Mr. Imhoff's father, Herbert F. Imhoff.

(d)	None

(e)	Not Applicable

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

There are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any securities of the issuer, including but not limited to transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7. Material to Be Filed as Exhibits		None

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: June 24, 2003

							/s/ Mark L. Imhoff